UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Independent Director

On June 6, 2023, the Board of Directors (the “Board”) of Visionary Education Technology Holdings Group Inc. (the “Company”) appointed Mr. Michael John Viotto as a director of the Company. On June 13, 2023, the Board determined that Mr. Viotto satisfies the definition of “independent director” under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and as defined by NASDAQ Rule 5605(a)(2), and confirmed Mr. Viotto as an independent director of the Board.

Mr. Viotto has extensive experience in the finance industry, including business development, risk assessment and management. He is currently an independent director for Golden Heaven Group Holdings LTD. (NASDQ: GDHG), serving as the Chairman of the Compensation Committee and a member of the Nominating and Audit Committee since July 2022. Mr. Viotto is also an independent director for Sentage Holdings Inc. (NASDAQ: SNTG), serving as the Chairman to the Compensation Committee and Member to Nominating and Audit Committees since July 2021. In addition, Mr. Viotto was previously an independent director for Dunxin Financial Holdings Ltd. (NYSE AMERICAN: DXF) from December 2017 to April 2021, and a non-executive independent director for Future World Financial Holdings, Inc., a Hong Kong Stock Exchange listed company, from September 2016 to January 2017. Mr. Viotto was also previously the Chief Financial Officer to Fuse Group Holdings Inc. (OTCMKTS FUST) from August 16, 2017, to November 30, 2022. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University located in Pomona, California in March 1985.

The Company will also enter into its standard indemnity agreement with Mr. Viotto, the form of which was filed as Exhibit 10.46 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-263290) filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2022. In addition, Ms. Fan Zhou, the Company’s Chief Executive Officer, has also agreed to indemnify Mr. Viotto against such liabilities and expenses pursuant to an indemnification agreement, the form of which was filed as Exhibit 10.47 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-263290) filed with the SEC on March 24, 2022.

Except as disclosed in this report, there are no arrangements or understandings with any other person pursuant to which Mr. Viotto was appointed as a director of the Company. There are also no family relationships between Mr. Viotto and any of the Company’s directors or executive officers. Except as disclosed in this report, Mr. Viotto has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

As a result of Mr. Viotto’s appointment, the Company’s Board is now comprised of five (5) members, including four (4) independent directors.

On June 16, 2023, the Company issued a press release announcing changes to its Board. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit	Exhibit Description

99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: June 16, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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